SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 20, 2015

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: July 20, 2015

SECOND QUARTER

REPORT 2015, as adjusted for incorporation by reference.

Stockholm, July 17, 2015

		Read more
SECOND QUARTER HIGHLIGHTS		(page)

>	Reported sales increased by 11% YoY.	3

>	The mobile broadband business in North America stabilized in the quarter, but remained at a lower level than a year ago.	3

>	Professional Services continued to deliver strong sales growth YoY.	7

>	Sales in segment Networks recovered and showed a growth QoQ of 18%.	6

>	Gross margin decreased YoY to 33.2% (36.4%). Excluding restructuring charges, gross margin was 35.1% (36.6%) due to lower capacity business in North America and continued 4G coverage deployments in Mainland China, lower IPR revenues and higher share of services sales.	3

>	The global cost and efficiency program is progressing according to plan and restructuring charges in the quarter were SEK 2.7 (0.2) b., mainly related to the reductions in Sweden.	3

>	Operating income, excluding restructuring charges, improved in all segments YoY to SEK 6.3 (4.2) b. and segment Networks operating margin recovered from last quarter.	4

>	Cash flow from operating activities recovered to SEK 3.1 (2.1) b., after a weak first quarter.	9

	Q2	Q2	YoY	Q1	QoQ	Six months	Six months
SEK b.	2015	2014	change	2015	change	2015	2014
Net sales	60.7	54.8	11%	53.5	13%	114.2	102.4
Gross margin	33.2%	36.4%	-	35.4%	-	34.2%	36.4%
Operating margin excluding restructuring charges	10.4%	7.7%	-	5.1%	-	7.9%	6.8%
Operating income	3.6	4.0	-11%	2.1	67%	5.7	6.6
Operating income excluding restructuring charges	6.3	4.2	49%	2.7	129%	9.1	7.0
Operating margin	5.9%	7.3%	-	4.0%	-	5.0%	6.5%
Gross margin excluding restructuring charges	35.1%	36.6%	-	36.3%	-	35.7%	36.6%
Net income	2.1	2.7	-20%	1.5	46%	3.6	4.4
EPS diluted, SEK	0.64	0.79	-19%	0.40	60%	1.04	1.44
Cash flow from operating activities	3.1	2.1	50%	-5.9	-152%	-2.8	11.5
Net cash, end of period 1)	3.5	32.5	-89%	15.6	-78%	3.5	32.5
1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.

1	Ericsson | Second Quarter Report 2015

CEO COMMENTS

Reported sales increased by 11%. Profitability improved sequentially, driven by a strong development in segment Networks.

Business

The mobile broadband business in North America stabilized in the quarter, but remained at a lower level than a year ago. The YoY decline in North America was partly offset by an increased pace of 4G deployments in Mainland China. Sales growth was strong in the Middle East, India and South East Asia, while it continued to be weak in Japan. Professional Services sales increased YoY with continued strong global demand and growth in all ten regions.

The OSS & BSS business had a favorable development YoY, contributing to sales both in Professional Services and segment Support Solutions.

Segment Networks sales increased by 18% sequentially, supported by the stabilized mobile broadband sales in North America.

Profitability

Operating income, excluding restructuring charges, increased YoY by almost 50%, with improvements in all segments. After a weak first quarter, segment Networks profitability recovered, driven by increased sales and a positive currency hedge effect.

IPR revenues

Reported IPR revenues were slightly down YoY despite a positive currency effect as a majority of the licenses contracts are in USD. The decline was primarily due to the ongoing dispute with a major customer.

Cost and efficiency program

The global cost and efficiency program is progressing according to plan. The target, to achieve savings of approximately SEK 9 b. during 2017 relative to 2014, remains. During the quarter, numerous activities were implemented globally including a reduction of 2,100 positions in Sweden, resulting in higher than normal restructuring charges. Savings related to the activities will start to impact results towards the end of this year.

Cash flow

After a weak first quarter, cash flow from operating activities was positive in the quarter. As cash flow is volatile between quarters it should be viewed on a full-year basis. Our full-year cash conversion target of more than 70% remains.

Targeted growth areas

Our growth strategy builds on a combination of excelling in our core business and establishing leadership in targeted growth areas. We see good progress in the targeted areas and sales continued its strong development from the first quarter. This was mainly driven by a solid sales development in OSS & BSS.

The consolidation in the industry continues, both among vendors and customers, creating opportunities and challenges. Therefore we have, during the first half of 2015, accelerated our transformation journey towards becoming a true ICT company. With our ongoing strategic initiatives we are well positioned to continue to create value for our customers in a transforming market.

Hans Vestberg

President and CEO

2	Ericsson | Second Quarter Report 2015

FINANCIAL HIGHLIGHTS

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2015	2014	change	2015	change	2015	2014
Net sales	60.7	54.8	11%	53.5	13%	114.2	102.4
Of which Networks	31.2	29.0	8%	26.4	18%	57.6	53.3
Of which Global Services	26.4	23.1	14%	23.9	10%	50.3	43.4
Of which Support Solutions	3.1	2.8	9%	3.1	1%	6.2	5.6
Of which Modems	0.0	0.0	-	0.1	-	0.1	0.0
Gross income	20.1	19.9	1%	19.0	6%	39.1	37.3
Gross margin (%)	33.2%	36.4%	-	35.4%	-	34.2%	36.4%
Research and development expenses	-9.9	-9.1	9%	-8.5	17%	-18.4	-17.4
Selling and administrative expenses	-7.8	-6.5	19%	-7.1	9%	-14.9	-13.0
Other operating income and expenses	1.1	-0.2	-	-1.2	-	-0.2	-0.2
Operating income	3.6	4.0	-11%	2.1	67%	5.7	6.6
Operating margin	5.9%	7.3%	-	4.0%	-	5.0%	6.5%
for Networks	8%	12%	-	2%	-	5%	11%
for Global Services	6%	6%	-	7%	-	7%	6%
for Support Solutions	-8%	-13%	-	3%	-	-3%	-7%
for Modems	-	-	-	0%	-	-	-
Financial net	-0.5	-0.2	168%	-0.1	-	-0.6	-0.4
Taxes	-0.9	-1.1	-20%	-0.6	46%	-1.5	-1.9
Net income	2.1	2.7	-20%	1.5	46%	3.6	4.4
Restructuring charges	-2.7	-0.2	-	-0.6	-	-3.4	-0.4

Net sales

Reported sales increased by 11% YoY. Significant currency effects impacted sales positively, mainly due to a strengthened USD towards the SEK.

The mobile broadband business in North America stabilized in the second quarter. However, sales in North America are still at a lower level than a year ago. In addition, sales declined in Japan, parts of Latin America and Russia. This was partly offset by a continued fast pace of 4G deployments in Mainland China. Sales growth was also strong in regions Middle East, India and South East Asia. Professional Services sales increased YoY driven by Consulting and Systems Integration and Managed Services.

Sequentially, reported sales increased by 13%. As the second quarter progressed mobile broadband business in North Amer-ica stabilized. The large scale 4G deployments in Mainland China continued at high pace and the activity level in region Middle East also remained high. This was partly offset by lower sales in Japan.

Reported IPR revenues were down both YoY and QoQ. The majority of the licenses contracts are in USD and the stronger USD supported the YoY comparison. The decline YoY was primarily due to the ongoing dispute with a major customer.

Gross margin

Gross margin decreased YoY mainly due to increased restructuring charges. Excluding restructuring charges, gross margin declined to 35.1% (36.6%) due to lower capacity business in North America and continued 4G coverage deployments in Mainland China.

In addition lower IPR revenues and higher share of services sales impacted gross margin negatively.

The gross margin decreased sequentially due to lower IPR revenues and increased share of hardware sales driven by mobile broadband coverage deployments.

Restructuring charges and cost and efficiency program

The global cost and efficiency program is progressing according to plan. The target, to achieve savings of approximately SEK 9 b. during 2017 relative to 2014, remains. During the quarter, numerous activities were implemented globally, including a reduction of 2,100 positions in Sweden, with approximately 1,700 employees leaving the company. Savings related to the activities will start to impact results towards the end of this year. The total restructuring charges increased YoY and QoQ following the implementation of the cost and efficiency program.

Efforts to identify and implement efficiency gains are progressing and total restructuring charges for full-year 2015 are expected to be SEK 4-5 b. The increase, compared with previous estimate of SEK 3-4 b., is a consequence of a somewhat higher implementation pace.

Operating expenses

Restructuring charges impacted operating expenses negatively by SEK 1.6 (0.1) b. Total operating expenses, excluding restructuring charges, were SEK 16.1 (15.5) b. The increase was due to negative currency effects.

3	Ericsson | Second Quarter Report 2015

Other operating income and expenses

Other operating income and expenses improved YoY following a positive currency hedge contracts effect and a capital gain of SEK 0.3 b. related to a real estate divestment in the US.

The revaluation and realization effects from currency hedge contracts were SEK 0.6 b. This is to be compared with hedge contract effects of SEK -1.4 b. in Q1 2015 and SEK -0.5 b. in Q2 2014.

The positive effect derives mainly from the hedge contract balance in USD. The SEK has strengthened towards the USD between March 31, 2015 (SEK/USD rate 8.64) and June 30, 2015 (SEK/USD rate 8.24).

Operating income

Operating income decreased YoY due to higher restructuring charges of SEK 2.7 (0.2) b. Operating income, excluding restructuring charges, improved to SEK 6.3 (4.2)  b. with an operating margin of 10.4% (7.7%). The improvement was driven by higher sales and positive currency hedge effects, partly offset by a lower gross margin.

Despite higher restructuring charges, operating income increased QoQ driven by higher sales and positive other operating income and expenses.

Financial net

The negative financial net increased YoY and QoQ, mainly related to a lower cash position and negative interest revaluation effects.

Net income and EPS

Net income and EPS diluted decreased YoY following the lower operating income. Net income and EPS increased QoQ.

Employees

The number of employees on June 30, 2015 was 117,183 compared with 118,706 on March 31, 2015. The decrease is mainly related to implementation of the global cost and efficiency program outside Sweden. Effects from headcount reductions in Sweden will start impacting number of employees during the third quarter. The number of Ericsson services professionals on June 30, 2015 was 65,000 (66,000 March 31, 2015).

MODEMS

Net Sales

The discontinuation of the modems business is now almost completed. Net sales in the quarter was SEK 0.0 b.

Operating income

Operating income for the modems business was SEK 0.0 b.

4	Ericsson | Second Quarter Report 2015

REGIONAL SALES

	Second quarter 2015				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.7	7.1	0.8	14.6	-4%	19%
Latin America	2.3	2.6	0.2	5.1	-6%	11%
Northern Europe and Central Asia	1.5	0.9	0.1	2.6	-6%	-6%
Western and Central Europe	1.9	3.1	0.1	5.1	12%	8%
Mediterranean	2.4	3.3	0.2	5.9	7%	18%
Middle East	4.0	2.1	0.3	6.5	44%	44%
Sub-Saharan Africa	1.2	1.3	0.2	2.7	41%	23%
India	1.8	1.1	0.2	3.0	85%	-14%
North East Asia	4.8	2.0	0.2	6.9	8%	15%
South East Asia and Oceania	2.5	2.3	0.1	4.9	34%	15%
Other 1)	2.0	0.7	0.7	3.4	1%	-10%
Total	31.2	26.4	3.1	60.7	11%	13%

1) Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Mobile broadband sales in the quarter stabilized, driven by data traffic growth, while operators remained focused on cash flow optimization and consolidation. Business related to ICT transformation continued to develop favorably in the quarter.

Latin America

Sales decreased slightly YoY. Business in Professional Services showed a strong development driven by BSS transformation and Systems Integration projects. Currency restrictions and lower capex levels impacted mobile broadband investments in some parts of the region.

Northern Europe and Central Asia

Sales declined YoY, primarily driven by slower mobile broadband investments in Russia. Professional Services showed good momentum and Support Solutions continued to develop favorably, both TV & Media and OSS & BSS.

Western and Central Europe

Sales increased YoY driven by Global Services, as operators seek network quality and operational efficiencies. Mobile broadband deployments and investments in network quality continued.

Mediterranean

Sales growth YoY was mainly driven by Global Services, where Managed Services was the major contributor. Quality and capacity projects related to 3G and 4G contributed positively to Networks sales.

Middle East

Sales growth YoY was driven by continued high investments in mobile broadband. Support Solutions sales showed strong growth, especially in OSS.

Sub-Saharan Africa

Continued growth YoY in most markets, compared to a weak first half 2014, driven by strong data growth as well as positive development of managed services across the region.

India

Sales increased YoY, mainly due to continued mobile broadband investments, driven by growth in mobile data traffic. Global Services sales continued to show a strong development.

North East Asia

Sales growth continued, driven by 4G contracts in Mainland China, partly offset by lower operator investments in Japan.

South East Asia and Oceania

Sales increased YoY, primarily driven by continued mobile broadband projects. Important 4G contracts were signed in Indonesia in the quarter. Professional Services continued to show good momentum.

Other

Reported IPR revenues were slightly down YoY despite a positive currency effect, as a majority of the licenses contracts are in USD. The decline was primarily due to the ongoing dispute with a major customer.

Broadcast services sales continued to show good growth.

5	Ericsson | Second Quarter Report 2015

SEGMENT RESULTS

NETWORKS

SEK b.	Q2 2015	Q2 2014	YoY change	Q1 2015	QoQ change	6 months 2015	6 months 2014
Net sales	31.2	29.0	8%	26.4	18%	57.6	53.3
Operating income	2.4	3.6	-32%	0.6	313%	3.0	6.1
Operating income excluding restructuring charges	4.3	3.7	16%	0.8	460%	5.0	6.3
Operating margin	8%	12%	-	2%	-	5%	11%
Operating margin excluding restructuring charges	14%	13%	-	3%	-	9%	12%
Restructuring charges	-1.8	-0.1	-	-0.2	-	-2.0	-0.2

Net sales

Reported sales increased by 8% YoY. Sales growth related to mobile broadband deployments in Mainland China, the Middle East and India contributed positively.

Sales increased QoQ following stabilized mobile broadband business in North America. Increased sales in Mainland China and the Middle East also contributed positively in the quarter.

Operating income and margin

The operating income and margin recovered in the quarter. Excluding restructuring charges, operating income improved YoY, positively impacted by higher sales and positive currency effects. This was partly offset by a business mix with continued high share of coverage business in Mainland China and low share of capacity business in North America. Somewhat increased operating expenses and lower IPR revenues also had a negative impact on operating margin.

Reported operating income declined YoY due to restructuring charges of SEK 1.8 (0.1) b. Most of the charges are related to implementation of the global cost and efficiency program in Sweden. The effect from currency hedge contracts was positive at SEK 0.5 (-0.2) b.

Operating income and margin improved sequentially following higher sales, improved business mix with higher share of capacity business from North America and a positive effect from currency hedge contracts. Higher restructuring charges and lower IPR revenues impacted operating income negatively.

6	Ericsson | Second Quarter Report 2015

GLOBAL SERVICES

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2015	2014	change	2015	change	2015	2014
Net sales	26.4	23.1	14%	23.9	10%	50.3	43.4
Of which Professional Services	20.0	16.6	21%	18.1	10%	38.1	31.7
Of which Managed Services	8.2	6.5	26%	7.5	9%	15.7	12.2
Of which Network Rollout	6.4	6.5	-2%	5.8	11%	12.2	11.8
Operating income	1.6	1.5	10%	1.7	-2%	3.3	2.5
Of which Professional Services	2.4	2.1	15%	2.1	14%	4.5	4.0
Of which Network Rollout	-0.8	-0.6	25%	-0.4	78%	-1.2	-1.5
Operating margin	6%	6%	–	7%	–	7%	6%
for Professional Services	12%	13%	–	12%	–	12%	13%
for Network Rollout	-12%	-9%	–	-7%	–	-10%	-12%
Operating income excluding restructuring charges	2.3	1.6	49%	2.1	11%	4.4	2.6
Operating margin excluding restructuring charges	9%	7%	-	9%	-	9%	6%
Restructuring charges	-0.7	-0.1	–	-0.4	–	-1.1	-0.1

Net sales

Reported sales increased by 14% YoY. The good momentum in Professional Services continued, with growth in all ten regions.

Operating income and margin

Operating income improved in Global Services YoY. Operating margin, excluding restructuring charges, was 9% (7%), driven by increased sales in Professional Services and reduced losses in Network Rollout.

The effect from currency hedge contracts was SEK 0.1 (-0.2) b.

Operating margin in Professional Services declined slightly YoY due to increased restructuring charges and strong growth in Managed Services.

The work to return the Network Rollout business to profitability continues with good progress and operating margin, excluding restructuring charges, improved YoY to -4% (-9%).

Global Services operating income decreased slightly QoQ due to increased restructuring charges. Professional Services margin was flat QoQ.

	Q2	Q1	Full year
SEK b.	2015	2015	2014
Number of signed Managed Services contracts	30	27	71
Number of signed significant consulting & systems integration contracts 1)	16	13	56

1) In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7	Ericsson | Second Quarter Report 2015

SUPPORT SOLUTIONS

	Q2	Q2	YoY	Q1	QoQ	6 months	6 months
SEK b.	2015	2014	change	2015	change	2015	2014
Net sales	3.1	2.8	9%	3.1	1%	6.2	5.6
Operating income	-0.2	-0.4	-37%	0.1	-	-0.2	-0.4
Operating income excluding restructuring charges	0.0	-0.3	-87%	0.1	-	0.1	-0.3
Operating margin	-8%	-13%	-	3%	-	-3%	-7%
Operating margin excluding restructuring charges	-2%	-12%	-	3%	-	1%	-6%
Restructuring charges	-0.2	0.0	-	0.0	-	-0.2	0.0

Net sales

Reported sales increased by 9% YoY. Sales of OSS & BSS continued to show strong growth while the TV & Media business declined due to lower software licensing sales.

.

Operating income and margin

Operating income and margin improved YoY. Operating margin excluding restructuring charges was -2% (-12%), driven primarily by sales growth in OSS & BSS. This was partly offset by lower IPR revenues.

Operating Income declined QoQ due to increased restructuring charges and lower IPR revenues.

8	Ericsson | Second Quarter Report 2015

CASH FLOW

SEK b.	Q2 2015	Q2 2014	Q1 2015
Net income reconciled to cash	3.4	5.9	3.1
Changes in operating net assets	-0.3	-3.8	-9.0
Cash flow from operating activities	3.1	2.1	-5.9
Cash flow from investing activities	7.0	3.7	-2.1
Cash flow from financing activities	-10.6	-12.2	0.9
Net change in cash and cash equivalents	-2.3	-5.0	-5.7
Cash conversion (%) 1)	90%	35%	-188%

Cash flow from operating activities recovered in the quarter after a weak first quarter. Working capital was benefiting from good collection of receivables and improved net income.

Investing activities in the quarter was impacted by the continued construction of new ICT centers in Sweden and Canada, with a total investment of approximately SEK 7 b., 2014-2018. This was more than offset by decreased short-term investments of SEK 9.7 b. and real estate divestment in the US generated a positive cash flow effect of SEK 0.8 b.

Cash flow from financing activities was negatively impacted by payments of dividends of SEK 11.0 b. in the quarter.

Payments related to restructuring charges already provisioned for, amounted to approximately SEK 0.5 b. in the quarter.

Working capital KPIs, number of days	Jan-Jun 2015	Jan-Mar 2015	Jan-Dec 2014	Jan-Sep 2014	Jan-Jun 2014
Sales outstanding	112	125	105	111	113
Inventory	74	82	64	69	70
Payable	57	64	56	57	61

Days sales outstanding decreased as a result of good collection. Inventory days is trending down but is still on a high level due to the high share of coverage business in Mainland China. Payable days decreased after a seasonally strong Q1. Efforts, in order to reduce working capital through a better order-to-cash process, continue.

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.

9	Ericsson | Second Quarter Report 2015

FINANCIAL POSITION

SEK b.	Jun 30 2015	Jun 30 2014	Mar 31 2015
+ Short-term investments	20.8	35.3	30.8
+ Cash and cash equivalents	33.0	33.1	35.3
Gross cash	53.8	68.4	66.1
– Interest bearing liabilities and post-employment benefits	50.3	35.9	50.5
Net cash 1)	3.5	32.5	15.6
Equity	136.7	138.0	149.1
Total assets	278.9	265.5	303.0
Capital turnover (times)	1.3	1.2	1.1
Equity ratio (%)	49%	52.0%	49.2%

Net cash decreased in the quarter as a result of the dividend payout and capex related to the construction of three global ICT centers in Sweden and Canada. This was partly offset by the positive cash flow from operating activities.

The net cash position, excluding post-employment benefits, was SEK 28.0 b.

The average maturity of long-term borrowings as of June 30, 2015, was 5.3 years, compared to 6.2 years 12 months earlier.

In the quarter a revolving Credit Facility of USD 2.0 b. was renewed. The new facility expires in 2020.

Debt maturity profile, Parent Company

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.

10	Ericsson | Second Quarter Report 2015

OTHER INFORMATION

Ericsson’s Nomination Committee appointed

On May 25, 2015, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2016 has been appointed in accordance with the Instruction for the Nomination Committee, resolved by the Annual General Meeting 2012.

The Nomination Committee consists of: Petra Hedengran, Investor AB; Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; Johan Held, AFA Försäkring; Marianne Nilsson, Swedbank Robur Fonder; and Leif Johansson, the Chairman of the Board of Director. Petra Hedengran is the Chairman of the Nomination Committee.

Apple litigations

A past global patent license agreement between Ericsson and Apple expired in January 2015 and Apple declined to take a new license on offered FRAND terms. Ericsson negotiated a renewal agreement with Apple for more than two years. During the negotiations, the companies were not able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications.

On January 12, 2015, Apple initiated litigation with Ericsson by filing a lawsuit in the United States District Court for the Northern District of California, seeking a ruling that Apple does not infringe seven of Ericsson’s patents. Two days later, on January 14, 2015, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling that its proposed global licensing terms with Apple were fair and reasonable.

On February 26, 2015, after Apple refused Ericsson’s offer to have a court determine fair licensing terms by which both companies would be bound, Ericsson filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple, asserting infringement of 41 additional Ericsson patents. Ericsson subsequently amended its complaints to assert two additional patents in the US. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions.

On May 8, 2015, Ericsson further announced that it has filed patent infringement suits against Apple in Germany, the United Kingdom and the Netherlands, seeking damages and injunctions. Ericsson has asserted both standard-essential patents related to the 2G and 4G/LTE standards and other patents that are critical to features and functionality of Apple devices, such as the design of semiconductor components, user interface software, location services and applications, as well as the iOS operating system.

Hearings and trials in the various cases are scheduled to begin in December 2015 and continue into 2016. Ericsson expects that the first court rulings will be issued by a German court in the first quarter of 2016.

Implementation of cost and efficiency program in Sweden

On June 24, 2015, Ericsson completed the redundancy process in Sweden, announced on March 11, 2015. The reduction of approximately 2,100 positions in Sweden, with some 1,700 employees leaving the company, is part of the global cost and efficiency program.

Adaptix litigations

In 2013, Adaptix Inc. (“Adaptix”), a US company, filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. Adaptix seeks damages and an injunction. The trial is scheduled for August 2015.

On May 20, 2014, Adaptix filed three patent infringement lawsuits against Ericsson, T-Mobile, Verizon and Sprint in the same court regarding three US patents. One of these lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement, and one accuses Ericsson’s LTE products and T-Mobile’s use thereof of infringement. In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe another U.S. Patent.

In addition to a complaint filed in 2013 with the Tokyo District Court, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is also seeking damages and an injunction.

WiLAN litigations

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents.

In June 2013, Ericsson’s motion for summary judgment was granted and in August 2014, the decision was reversed by the United States Court of Appeals for the Federal Circuit.

On May 22, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson. WiLAN may still file a notice to appeal the decision.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION ANS SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the second quarter of 2015, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran, which generated gross revenues (reported as net sales) of approximately SEK 744 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the second quarter of 2015 would be substantially lower than such gross revenues. During the second quarter of 2015 Ericsson and Sherkat e Khadamate Jame Avai e Ertbatat e Novin Khavar Mianeh (“HiWEB”) has had discussions relating to potential future sales by Ericsson of telecommunications infrastructure related products and services to HiWEB.

11	Ericsson | Second Quarter Report 2015

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

>	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;
>	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;
>	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;
>	Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;
>	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
>	Changes in foreign exchange rates, in particular USD;
>	Political unrest or instability in certain markets;
>	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
>	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Erics-son operates globally in accordance with Group policies and directives for business ethics and conduct.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 23, 2015

12	Ericsson | Second Quarter Report 2015

EDITOR’S NOTE

For further information, please contact:

Helena Norrman, Senior Vice President, Marketing and Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone:    +46 10 714 64 49, +46 70 575 29 06

E-mail:   peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone:    +46 10 714 20 39, +46 70 986 02 27

E-mail:    stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone:    +46 10 713 39 28, +46 73 082 59 28

E-mail:   asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone:    +46 10 714 54 00, +46 761 005 400

E-mail:   rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone:    +46 10 719 97 27, +46 73 024 48 73

E-mail:   media.relations@ericsson.com

Corporate Communications

Phone:    +46 10 719 69 92

E-mail:   media.relations@ericsson.com

13	Ericsson | Second Quarter Report 2015

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

14	Ericsson | Second Quarter Report 2015

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

15	Ericsson | Second Quarter Report 2015

CONSOLIDATED INCOME STATEMENT

	Apr–Jun			Jan–Jun
SEK million	2015	2014	Change	2015	2014	Change

Net sales	60,671	54,849	11%	114,191	102,354	12%
Cost of sales	–40,536	–34,910	16%	–75,092	–65,094	15%
Gross income	20,135	19,939	1%	39,099	37,260	5%
Gross margin (%)	33.2%	36.4%		34.2%	36.4%

Research and development expenses	–9,896	–9,084	9%	–18,383	–17,359	6%
Selling and administrative expenses	–7,765	–6,541	19%	–14,896	–12,993	15%
Operating expenses	–17,661	–15,625	13%	–33,279	–30,352	10%

Other operating income and expenses	1,059	–206		–181	–185
Shares in earnings of JV and associated companies	27	–109		54	–94
Operating income	3,560	3,999	–11%	5,693	6,629	–14%

Financial income	–238	268		446	669
Financial expenses	–290	–465		–1,030	–1,077
Income after financial items	3,032	3,802	–20%	5,109	6,221	–18%

Taxes	–909	–1,140		–1,532	–1,867
Net income	2,123	2,662	–20%	3,577	4,354	–18%

Net income attributable to:
Stockholders of the Parent Company	2,094	2,579		3,413	4,699
Non–controlling interests	29	83		164	–345

Other information
Average number of shares, basic (million)	3,247	3,235		3,246	3,234
Earnings per share, basic (SEK) 1)	0.64	0.80		1.05	1.45
Earnings per share, diluted (SEK) 1)	0.64	0.79		1.04	1.44

1) Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Apr–Jun		Jan–Jun
SEK million	2015	2014	2015	2014

Net income	2,123	2,662	3,577	4,354

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	–1,562	–574	–4,773	–2,196
Tax on items that will not be reclassified to profit or loss	610	114	1,304	443

Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	–	–	–	–
Reclassification adjustments for gains/losses included in profit or loss	–	–	–	–
Revaluation of other investments in shares and participations
Fair value remeasurement	–	–	181	–
Changes in cumulative translation adjustments	–2,626	2,619	1,783	3,020
Share of other comprehensive income on JV and associated companies	–92	117	–96	128
Tax on items that may be reclassified to profit or loss	–	–	–	–
Total other comprehensive income, net of tax	–3,670	2,276	–1,601	1,395
Total comprehensive income	–1,547	4,938	1,976	5,749

Total comprehensive income attributable to:
Stockholders of the Parent Company	–1,515	4,792	1,790	6,032
Non–controlling interest	–32	146	186	–283

16	Ericsson | Second Quarter Report 2015

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2015	Mar 31 2015	Dec 31 2014

ASSETS
Non–current assets
Intangible assets
Capitalized development expenses	4,032	3,522	3,570
Goodwill	39,872	41,140	38,330
Intellectual property rights, brands and other intangible assets	10,739	12,238	12,534

Property, plant and equipment	15,309	14,947	13,341

Financial assets
Equity in JV and associated companies	1,627	1,783	2,793
Other investments in shares and participations	855	836	591
Customer finance, non–current	1,919	2,311	1,932
Other financial assets, non–current	5,010	6,505	5,900

Deferred tax assets	14,054	14,274	12,778
	93,417	97,556	91,769

Current assets
Inventories	32,327	33,657	28,175

Trade receivables	73,932	80,334	77,893
Customer finance, current	2,552	2,633	2,289
Other current receivables	22,919	22,700	21,273

Short–term investments	20,807	30,776	31,171
Cash and cash equivalents	32,962	35,311	40,988
	185,499	205,411	201,789

Total assets	278,916	302,967	293,558

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	135,565	147,855	144,306
Non–controlling interest in equity of subsidiaries	1,160	1,196	1,003
	136,725	149,051	145,309

Non–current liabilities
Post–employment benefits	24,530	24,163	20,385
Provisions, non–current	139	198	202
Deferred tax liabilities	3,010	3,156	3,177
Borrowings, non–current	22,551	23,496	21,864
Other non–current liabilities	1,939	1,815	1,797
	52,169	52,828	47,425

Current liabilities
Provisions, current	5,215	3,858	4,225
Borrowings, current	3,199	2,847	2,281
Trade payables	22,147	24,266	24,473
Other current liabilities	59,461	70,117	69,845
	90,022	101,088	100,824

Total equity and liabilities	278,916	302,967	293,558

Of which interest–bearing liabilities and post–employment benefits	50,280	50,506	44,530
Of which net cash 1)	3,489	15,581	27,629

Assets pledged as collateral	2,608	2,590	2,525
Contingent liabilities	693	721	737
1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.

17	Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014

Operating activities
Net income	2,123	2,662	3,577	4,354	11,143
Adjustments to reconcile net income to cash
Taxes	–1,360	26	–3,281	–1,322	–1,235
Earnings/dividends in JV and associated companies	49	356	27	340	305
Depreciation, amortization and impairment losses	2,579	2,414	5,260	4,774	9,945
Other	22	404	966	953	2,185
	3,413	5,862	6,549	9,099	22,343

Changes in operating net assets
Inventories	383	–1,188	–3,636	–3,287	–2,924
Customer finance, current and non–current	405	–341	147	217	–710
Trade receivables	3,630	–892	5,667	7,065	1,182
Trade payables	–1,400	1,644	–3,068	1,534	1,265
Provisions and post–employment benefits	1,685	–225	1,519	–689	–859
Other operating assets and liabilities, net	–5,038	–2,806	–10,000	–2,483	–1,595
	–335	–3,808	–9,371	2,357	–3,641

Cash flow from operating activities	3,078	2,054	–2,822	11,456	18,702

Investing activities
Investments in property, plant and equipment	–2,424	–1,320	–4,791	–2,354	–5,322
Sales of property, plant and equipment	1,075	53	1,150	327	522
Acquisitions/divestments of subsidiaries and other operations, net	–169	–1,512	–227	–2,361	–4,394
Product development	–843	–185	–1,137	–382	–1,523
Other investing activities	–280	–388	–162	–557	–3,392
Short–term investments	9,678	7,012	10,077	222	6,596
Cash flow from investing activities	7,037	3,660	4,910	–5,105	–7,513

Cash flow before financing activities	10,115	5,714	2,088	6,351	11,189

Financing activities
Dividends paid	–11,035	–9,828	–11,060	–9,828	–9,846
Other financing activities	431	–2,393	1,330	–7,462	–8,379
Cash flow from financing activities	–10,604	–12,221	–9,730	–17,290	–18,225

Effect of exchange rate changes on cash	–1,860	1,499	–384	1,932	5,929

Net change in cash and cash equivalents	–2,349	–5,008	–8,026	–9,007	–1,107

Cash and cash equivalents, beginning of period	35,311	38,096	40,988	42,095	42,095

Cash and cash equivalents, end of period	32,962	33,088	32,962	33,088	40,988

18	Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

SEK million	Jan–Jun 2015	Jan–Jun 2014	Jan–Dec 2014

Opening balance	145,309	141,623	141,623
Total comprehensive income	1,976	5,749	12,709
Sale/repurchase of own shares	88	54	106
Stock purchase plan	414	360	717
Dividends paid	–11,060	–9,828	–9,846
Transactions with non–controlling interests	–2	–	–
Closing balance	136,725	137,958	145,309

CONSOLIDATED INCOME STATEMENT

– ISOLATED QUARTERS

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	60,671	53,520	67,986	57,643	54,849	47,505
Cost of sales	–40,536	–34,556	–43,100	–37,362	–34,910	–30,184
Gross income	20,135	18,964	24,886	20,281	19,939	17,321
Gross margin (%)	33.2%	35.4%	36.6%	35.2%	36.4%	36.5%

Research and development expenses	–9,896	–8,487	–9,668	–9,281	–9,084	–8,275
Selling and administrative expenses	–7,765	–7,131	–8,107	–6,000	–6,541	–6,452
Operating expenses	–17,661	–15,618	–17,775	–15,281	–15,625	–14,727

Other operating income and expenses	1,059	–1,240	–837	–1,134	–206	21
Shares in earnings of JV and associated companies	27	27	28	10	–109	15
Operating income	3,560	2,133	6,302	3,876	3,999	2,630

Financial income	–238	684	179	429	268	401
Financial expenses	–290	–740	–639	–557	–465	–612
Income after financial items	3,032	2,077	5,842	3,748	3,802	2,419

Taxes	–909	–623	–1,677	–1,124	–1,140	–727
Net income	2,123	1,454	4,165	2,624	2,662	1,692

Net income attributable to:
Stockholders of the Parent Company	2,094	1,319	4,223	2,646	2,579	2,120
Non–controlling interests	29	135	–58	–22	83	–428

Other information
Average number of shares, basic (million)	3,247	3,244	3,241	3,238	3,235	3,233
Earnings per share, basic (SEK) 1)	0.64	0.41	1.30	0.82	0.80	0.66
Earnings per share, diluted (SEK) 1)	0.64	0.40	1.29	0.81	0.79	0.65

1) Based on Net income attributable to stockholders of the Parent Company.

19	Ericsson | Second Quarter Report 2015

CONSOLIDATED STATEMENT

OF CASH FLOWS – ISOLATED QUARTERS

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	2,123	1,454	4,165	2,624	2,662	1,692
Adjustments to reconcile net income to cash
Taxes	–1,360	–1,921	475	–388	26	–1,348
Earnings/dividends in JV and associated companies	49	–22	–25	–10	356	–16
Depreciation, amortization and impairment losses	2,579	2,681	2,690	2,481	2,414	2,360
Other	22	944	965	267	404	549
	3,413	3,136	8,270	4,974	5,862	3,237

Changes in operating net assets
Inventories	383	–4,019	1,203	–840	–1,188	–2,099
Customer finance, current and non–current	405	–258	174	–1,101	–341	558
Trade receivables	3,630	2,037	–4,661	–1,222	–892	7,957
Trade payables	–1,400	–1,668	1,250	–1,519	1,644	–110
Provisions and post–employment benefits	1,685	–166	–152	–18	–225	–464
Other operating assets and liabilities, net	–5,038	–4,962	2,512	–1,624	–2,806	323
	–335	–9,036	326	–6,324	–3,808	6,165

Cash flow from operating activities	3,078	–5,900	8,596	–1,350	2,054	9,402

Investing activities
Investments in property, plant and equipment	–2,424	–2,367	–1,553	–1,415	–1,320	–1,034
Sales of property, plant and equipment	1,075	75	56	139	53	274
Acquisitions/divestments of subsidiaries and other operations, net	–169	–58	–1,747	–286	–1,512	–849
Product development	–843	–294	–986	–155	–185	–197
Other investing activities	–280	118	–1,533	–1,302	–388	–169
Short–term investments	9,678	399	4,066	2,308	7,012	–6,790
Cash flow from investing activities	7,037	–2,127	–1,697	–711	3,660	–8,765

Cash flow before financing activities	10,115	–8,027	6,899	–2,061	5,714	637

Financing activities
Dividends paid	–11,035	–25	–15	–3	–9,828	–
Other financing activities	431	899	371	–1,288	–2,393	–5,069
Cash flow from financing activities	–10,604	874	356	–1,291	–12,221	–5,069

Effect of exchange rate changes on cash	–1,860	1,476	1,691	2,306	1,499	433

Net change in cash and cash equivalents	–2,349	–5,677	8,946	–1,046	–5,008	–3,999

Cash and cash equivalents, beginning of period	35,311	40,988	32,042	33,088	38,096	42,095

Cash and cash equivalents, end of period	32,962	35,311	40,988	32,042	33,088	38,096

20	Ericsson | Second Quarter Report 2015

ACCOUNTING POLICIES

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per June 30, 2015 and IFRS as endorsed by the EU.

21	Ericsson | Second Quarter Report 2015

NET SALES BY SEGMENT BY QUARTER

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	31,163	26,436	34,110	30,030	28,964	24,383
Global Services	26,392	23,901	29,777	24,467	23,059	20,356
Of which Professional Services	20,001	18,131	21,405	17,794	16,554	15,078
Of which Managed Services	8,150	7,501	7,741	7,175	6,485	5,754
Of which Network Rollout	6,391	5,770	8,372	6,673	6,505	5,278
Support Solutions	3,092	3,074	4,009	3,057	2,824	2,765
Modems	24	109	90	89	2	1
Total	60,671	53,520	67,986	57,643	54,849	47,505

	2015		2014
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	18%	–22%	14%	4%	19%	–30%
Global Services	10%	–20%	22%	6%	13%	–25%
Of which Professional Services	10%	–15%	20%	7%	10%	–20%
Of which Managed Services	9%	–3%	8%	11%	13%	–12%
Of which Network Rollout	11%	–31%	25%	3%	23%	–37%
Support Solutions	1%	–23%	31%	8%	2%	–46%
Modems	–	–	–	–	–	–
Total	13%	–21%	18%	5%	15%	–29%

	2015		2014
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	8%	8%	–2%	13%	3%	–13%
Global Services	14%	17%	10%	2%	–7%	–5%
Of which Professional Services	21%	20%	14%	10%	–1%	3%
Of which Managed Services	26%	30%	18%	15%	–4%	–2%
Of which Network Rollout	–2%	9%	0%	–14%	–19%	–23%
Support Solutions	9%	11%	–21%	30%	21%	13%
Modems	–	–	–	–	–	–
Total	11%	13%	1%	9%	–1%	–9%

	2015		2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Networks	57,599	26,436	117,487	83,377	53,347	24,383
Global Services	50,293	23,901	97,659	67,882	43,415	20,356
Of which Professional Services	38,132	18,131	70,831	49,426	31,632	15,078
Of which Managed Services	15,651	7,501	27,155	19,414	12,239	5,754
Of which Network Rollout	12,161	5,770	26,828	18,456	11,783	5,278
Support Solutions	6,166	3,074	12,655	8,646	5,589	2,765
Modems	133	109	182	92	3	1
Total	114,191	53,520	227,983	159,997	102,354	47,505

	2015		2014
Year to date, year over year change, percent	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Networks	8%	8%	0%	1%	–5%	–13%
Global Services	16%	17%	0%	–3%	–6%	–5%
Of which Professional Services	21%	20%	7%	4%	1%	3%
Of which Managed Services	28%	30%	7%	3%	–3%	–2%
Of which Network Rollout	3%	9%	–14%	–19%	–21%	–23%
Support Solutions	10%	11%	3%	21%	17%	13%
Modems	–	–	–	–	–	–
Total	12%	13%	0%	0%	–5%	–9%

22	Ericsson | Second Quarter Report 2015

OPERATING INCOME

BY SEGMENT BY QUARTER

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,435	590	4,319	3,175	3,574	2,476
Global Services	1,640	1,681	1,937	1,607	1,487	1,036
Of which Professional Services	2,403	2,109	2,472	2,059	2,095	1,893
Of which Network Rollout	–763	–428	–535	–452	–608	–857
Support Solutions	–240	82	443	–108	–378	12
Modems	7	0	–85	–739	–456	–745
Unallocated 1)	–282	–220	–312	–59	–228	–149
Total	3,560	2,133	6,302	3,876	3,999	2,630

	2015		2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Networks	3,025	590	13,544	9,225	6,050	2,476
Global Services	3,321	1,681	6,067	4,130	2,523	1,036
Of which Professional Services	4,512	2,109	8,519	6,047	3,988	1,893
Of which Network Rollout	–1,191	–428	–2,452	–1,917	–1,465	–857
Support Solutions	–158	82	–31	–474	–366	12
Modems	7	0	–2,025	–1,940	–1,201	–745
Unallocated 1)	–502	–220	–748	–436	–377	–149
Total	5,693	2,133	16,807	10,505	6,629	2,630

1) “Unallocated” consists mainly of costs for corporate staff, non–operational capital gains and losses.
OPERATING MARGIN BY SEGMENT BY QUARTER
	2015		2014
As percentage of net sales, isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1

Networks	8%	2%	13%	11%	12%	10%
Global Services	6%	7%	7%	7%	6%	5%
Of which Professional Services	12%	12%	12%	12%	13%	13%
Of which Network Rollout	–12%	–7%	–6%	–7%	–9%	–16%
Support Solutions	–8%	3%	11%	–4%	–13%	0%
Modems	–	–	–	–	–	–
Total	6%	4%	9%	7%	7%	6%

	2015		2014
As percentage of net sales, year to date	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Networks	5%	2%	12%	11%	11%	10%
Global Services	7%	7%	6%	6%	6%	5%
Of which Professional Services	12%	12%	12%	12%	13%	13%
Of which Network Rollout	–10%	–7%	–9%	–10%	–12%	–16%
Support Solutions	–3%	3%	0%	–5%	–7%	0%
Modems	–	–	–	–	–	–
Total	5%	4%	7%	7%	6%	6%

23	Ericsson | Second Quarter Report 2015

NET SALES

BY REGION BY QUARTER

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

North America	14,578	12,246	13,082	14,033	15,179	12,215
Latin America	5,067	4,574	6,564	5,882	5,414	4,710
Northern Europe & Central Asia 1) 2)	2,556	2,726	4,069	3,151	2,717	2,436
Western & Central Europe 2)	5,131	4,741	6,097	4,646	4,582	4,381
Mediterranean 2)	5,887	4,982	7,513	5,218	5,487	4,785
Middle East	6,515	4,517	6,865	6,039	4,514	3,859
Sub Saharan Africa	2,653	2,158	2,603	2,447	1,886	1,813
India	3,049	3,531	2,362	2,000	1,645	1,695
North East Asia	6,943	6,030	9,225	7,033	6,406	4,908
South East Asia & Oceania	4,897	4,259	4,956	3,794	3,662	3,446
Other 1) 2)	3,395	3,756	4,650	3,400	3,357	3,257
Total	60,671	53,520	67,986	57,643	54,849	47,505
1) Of which in Sweden	598	1,091	1,047	1,090	1,008	999
2) Of which in EU	11,453	10,904	14,325	10,736	10,320	9,720

	2015		2014
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

North America	19%	–6%	–7%	–8%	24%	–11%
Latin America	11%	–30%	12%	9%	15%	–30%
Northern Europe & Central Asia 1) 2)	–6%	–33%	29%	16%	12%	–34%
Western & Central Europe 2)	8%	–22%	31%	1%	5%	–16%
Mediterranean 2)	18%	–34%	44%	–5%	15%	–32%
Middle East	44%	–34%	14%	34%	17%	–35%
Sub Saharan Africa	23%	–17%	6%	30%	4%	–30%
India	–14%	49%	18%	22%	–3%	–14%
North East Asia	15%	–35%	31%	10%	31%	–43%
South East Asia & Oceania	15%	–14%	31%	4%	6%	–20%
Other 1) 2)	–10%	–19%	37%	1%	3%	–55%
Total	13%	–21%	18%	5%	15%	–29%
1) Of which in Sweden	–45%	4%	–4%	8%	1%	–25%
2) Of which in EU	5%	–24%	33%	4%	6%	–24%

	2015		2014
Year–over–year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

North America	–4%	0%	–5%	–3%	–1%	–23%
Latin America	–6%	–3%	–3%	11%	–3%	8%
Northern Europe & Central Asia 1) 2)	–6%	12%	11%	7%	0%	7%
Western & Central Europe 2)	12%	8%	17%	6%	1%	1%
Mediterranean 2)	7%	4%	6%	–8%	–11%	–9%
Middle East	44%	17%	16%	38%	13%	22%
Sub Saharan Africa	41%	19%	1%	–9%	–29%	–15%
India	85%	108%	20%	56%	29%	6%
North East Asia	8%	23%	7%	16%	–4%	–19%
South East Asia & Oceania	34%	24%	16%	5%	–3%	–17%
Other 1) 2)	1%	15%	–35%	55%	23%	12%
Total	11%	13%	1%	9%	–1%	–9%
1) Of which in Sweden	–41%	9%	–21%	37%	–21%	–2%
2) Of which in EU	11%	12%	12%	6%	–5%	–1%

24	Ericsson | Second Quarter Report 2015

NET SALES

BY REGION BY QUARTER, CONT.

	2015		2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

North America	26,824	12,246	54,509	41,427	27,394	12,215
Latin America	9,641	4,574	22,570	16,006	10,124	4,710
Northern Europe & Central Asia 1) 2)	5,282	2,726	12,373	8,304	5,153	2,436
Western & Central Europe 2)	9,872	4,741	19,706	13,609	8,963	4,381
Mediterranean 2)	10,869	4,982	23,003	15,490	10,272	4,785
Middle East	11,032	4,517	21,277	14,412	8,373	3,859
Sub Saharan Africa	4,811	2,158	8,749	6,146	3,699	1,813
India	6,580	3,531	7,702	5,340	3,340	1,695
North East Asia	12,973	6,030	27,572	18,347	11,314	4,908
South East Asia & Oceania	9,156	4,259	15,858	10,902	7,108	3,446
Other 1) 2)	7,151	3,756	14,664	10,014	6,614	3,257
Total	114,191	53,520	227,983	159,997	102,354	47,505
1) Of which in Sweden	1,689	1,091	4,144	3,097	2,007	999
2) Of which in EU	22,357	10,904	45,101	30,776	20,040	9,720

	2015		2014
Year to date, year–over–year change, percent	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

North America	–2%	0%	–8%	–9%	–12%	–23%
Latin America	–5%	–3%	3%	5%	2%	8%
Northern Europe & Central Asia 1) 2)	3%	12%	6%	5%	3%	7%
Western & Central Europe 2)	10%	8%	7%	3%	1%	1%
Mediterranean 2)	6%	4%	–5%	–9%	–10%	–9%
Middle East	32%	17%	22%	25%	17%	22%
Sub Saharan Africa	30%	19%	–13%	–18%	–23%	–15%
India	97%	108%	25%	28%	16%	6%
North East Asia	15%	23%	1%	–2%	–11%	–19%
South East Asia & Oceania	29%	24%	0%	–5%	–10%	–17%
Other 1) 2)	8%	15%	–2%	28%	18%	12%
Total	12%	13%	0%	0%	–5%	–9%
1) Of which in Sweden	–16%	9%	–6%	0%	–13%	–2%
2) Of which in EU	12%	12%	4%	0%	–3%	–1%

TOP 5 COUNTRIES IN SALES

	Q2		Jan–Jun
Country	2015	2014	2015	2014

United States	24%	28%	24%	27%
China	9%	6%	8%	5%
India	5%	3%	6%	3%
United Kingdom	3%	3%	3%	3%
Italy	3%	3%	3%	3%

25	Ericsson | Second Quarter Report 2015

NET SALES BY REGION BY SEGMENT

	Q2 2015					Jan–Jun 2015
SEK milion	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total

North America	6,664	7,067	847	–	14,578	11,815	13,367	1,642	–	26,824
Latin America	2,254	2,631	182	–	5,067	4,396	4,846	399	–	9,641
Northern Europe & Central Asia	1,544	945	67	–	2,556	3,358	1,783	141	–	5,282
Western & Central Europe	1,901	3,084	146	–	5,131	3,540	6,019	313	–	9,872
Mediterranean	2,403	3,292	192	–	5,887	4,318	6,212	339	–	10,869
Middle East	4,047	2,145	323	–	6,515	6,444	4,082	506	–	11,032
Sub Saharan Africa	1,241	1,256	156	–	2,653	1,998	2,420	393	–	4,811
India	1,828	1,063	158	–	3,049	3,931	2,167	482	–	6,580
North East Asia	4,796	1,953	194	–	6,943	8,757	3,962	254	–	12,973
South East Asia & Oceania	2,518	2,278	101	–	4,897	4,933	4,042	181	–	9,156
Other	1,967	678	726	24	3,395	4,109	1,393	1,516	133	7,151
Total	31,163	26,392	3,092	24	60,671	57,599	50,293	6,166	133	114,191
Share of Total	51%	44%	5%	0%	100%	51%	44%	5%	0%	100%

	Q2 2015
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total

North America	29%	12%	7%	–	19%
Latin America	5%	19%	–16%	–	11%
Northern Europe & Central Asia	–15%	13%	–9%	–	–6%
Western & Central Europe	16%	5%	–13%	–	8%
Mediterranean	25%	13%	31%	–	18%
Middle East	69%	11%	77%	–	44%
Sub Saharan Africa	64%	8%	–34%	–	23%
India	–13%	–4%	–51%	–	–14%
North East Asia	21%	–3%	223%	–	15%
South East Asia & Oceania	4%	29%	26%	–	15%
Other	–8%	–5%	–8%	–	–10%
Total	18%	10%	1%	–	13%

	Q2 2015
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total

North America	–14%	11%	–23%	–	–4%
Latin America	–14%	0%	17%	–	–6%
Northern Europe & Central Asia	–12%	3%	37%	–	–6%
Western & Central Europe	4%	19%	–9%	–	12%
Mediterranean	–2%	15%	8%	–	7%
Middle East	59%	21%	64%	–	44%
Sub Saharan Africa	45%	32%	114%	–	41%
India	106%	50%	229%	–	85%
North East Asia	11%	–3%	120%	–	8%
South East Asia & Oceania	39%	32%	–19%	–	34%
Other	–10%	32%	12%	–	1%
Total	8%	14%	9%	–	11%

	Jan–Jun 2015
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total

North America	–17%	17%	–6%	–	–2%
Latin America	–13%	4%	2%	–	–5%
Northern Europe & Central Asia	7%	–7%	31%	–	3%
Western & Central Europe	–2%	19%	8%	–	10%
Mediterranean	–3%	14%	–8%	–	6%
Middle East	48%	12%	35%	–	32%
Sub Saharan Africa	26%	36%	19%	–	30%
India	121%	54%	209%	–	97%
North East Asia	24%	–2%	26%	–	15%
South East Asia & Oceania	34%	26%	–16%	–	29%
Other	–6%	72%	7%	–	8%
Total	8%	16%	10%	–	12%

26	Ericsson | Second Quarter Report 2015

PROVISIONS

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	4,056	4,427	4,567	4,579	4,928	5,362
Additions	2,777	915	996	675	430	625
Utilization/Cash out	–1,217	–1,204	–794	–648	–642	–977
Of which restructuring	–472	–437	–213	–231	–246	–512
Reversal of excess amounts	–161	–236	–420	–132	–298	–88
Reclassification, translation difference and other	–101	154	78	93	161	6
Closing balance	5,354	4,056	4,427	4,567	4,579	4,928

	2015		2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Opening balance	4,427	4,427	5,362	5,362	5,362	5,362
Additions	3,692	915	2,726	1,730	1,055	625
Utilization/Cash out	–2,421	–1,204	–3,061	–2,267	–1,619	–977
Of which restructuring	–909	–437	–1,202	–989	–758	–512
Reversal of excess amounts	–397	–236	–938	–518	–386	–88
Reclassification, translation difference and other	53	154	338	260	167	6
Closing balance	5,354	4,056	4,427	4,567	4,579	4,928
INFORMATION ON INVESTMENTS Investments in assets subject to depreciation, amortization, impairment and write–downs
	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	2,424	2,367	1,553	1,415	1,320	1,034
Capitalized development expenses	843	294	986	155	185	197
IPR, brands and other intangible assets	26	11	1,014	935	621	77
Total	3,293	2,672	3,553	2,505	2,126	1,308
Depreciation, amortization and impairment losses
Property, plant and equipment	1,152	1,214	1,187	1,078	1,048	1,004
Capitalized development expenses	333	342	342	311	315	333
IPR, brands and other intangible assets, etc.	1,094	1,125	1,161	1,092	1,051	1,023
Total	2,579	2,681	2,690	2,481	2,414	2,360

27	Ericsson | Second Quarter Report 2015

RECONCILIATION TABLE, NON-IFRS

MEASUREMENTS – CASH CONVERSION

	2015		2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net income	2,123	1,454	4,165	2,624	2,662	1,692
Net income reconciled to cash	3,413	3,136	8,270	4,974	5,862	3,237
Cash flow from operating activities	3,078	–5,900	8,596	–1,350	2,054	9,402
Cash conversion	90.2%	–188.1%	103.9%	–27.1%	35.0%	290.5%

NET CASH – END OF PERIOD

SEK million	Jun 30 2015	Mar 31 2015	Dec 31 2014

Cash and cash equivalents	32,962	35,311	40,988
+ Short term investments	20,807	30,776	31,171
– Borrowings, non-current	22,551	23,496	21,864
– Borrowings, current	3,199	2,847	2,281
– Post employment benefits	24,530	24,163	20,385
Net cash, end of period	3,489	15,581	27,629

28	Ericsson | Second Quarter Report 2015

OTHER INFORMATION

	Apr–Jun		Jan–Jun		Jan–Dec
SEK million	2015	2014	2015	2014	2014

Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A–shares (million)	262	262	262	262	262
Of which class B–shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	57	69	57	69	63
Number of shares outstanding, basic, end of period (million)	3,248	3,236	3,248	3,236	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,281	3,268	3,281	3,268	3,275
Average number of treasury shares (million)	58	70	59	71	68
Average number of shares outstanding, basic (million)	3,247	3,235	3,246	3,234	3,237
Average number of shares outstanding, diluted (million) 1)	3,280	3,268	3,278	3,266	3,270
Earnings per share, basic (SEK)	0.64	0.80	1.05	1.45	3.57
Earnings per share, diluted (SEK) 1)	0.64	0.79	1.04	1.44	3.54

Ratios
Days sales outstanding	–	–	112	113	105
Inventory turnover days	74	68	74	70	64
Payable days	52	57	57	61	56
Equity ratio (%)	–	–	49.0%	52.0%	49.5%
Capital turnover (times)	1.3	1.2	1.2	1.2	1.2
Cash conversion (%) 2)	90.2%	35.0%	–43.1%	125.9%	83.7%

Exchange rates used in the consolidation 3)
SEK/EUR– closing rate	–	–	9.22	9.18	9.47
SEK/USD– closing rate	–	–	8.24	6.72	7.79

Other
Regional inventory, end of period	18,778	17,339	18,778	17,339	17,142
Export sales from Sweden	29,813	28,157	55,964	52,235	113,734

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.

3) Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2015		2014
End of period	Jun 30	Mar 31	Dec 31	Sep 31	Jun 30	Mar 31

North America	14,975	15,156	15,516	15,554	15,306	14,902
Latin America	10,823	10,970	11,066	10,901	11,179	9,731
Northern Europe & Central Asia 1)	21,441	21,556	21,633	21,691	21,476	21,484
Western & Central Europe	12,400	12,575	12,617	12,606	12,624	11,455
Mediterranean	12,925	13,363	13,387	13,306	12,475	12,253
Middle East	3,717	3,813	3,858	3,831	3,736	3,749
Sub Saharan Africa	2,389	2,442	2,406	2,288	2,284	2,094
India	21,353	21,215	19,971	19,413	18,495	17,991
North East Asia	13,104	13,488	13,464	13,653	13,448	13,490
South East Asia & Oceania	4,056	4,128	4,137	4,265	4,359	4,234
Total	117,183	118,706	118,055	117,508	115,382	111,383
1) Of which in Sweden	17,560	17,569	17,580	17,655	17,497	17,545

29	Ericsson | Second Quarter Report 2015

RESTRUCTURING CHARGES BY FUNCTION

	2015			2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	–1,157	–484	–663	–168	–116	–82
Research and development expenses	–1,118	–51	–113	–92	–80	–19
Selling and administrative expenses	–469	–79	–28	–19	–47	–29
Total	–2,744	–614	–804	–279	–243	–130

	2015			2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Cost of sales	–1,641	–484	–1,029	–366	–198	–82
Research and development expenses	–1,169	–51	–304	–191	–99	–19
Selling and administrative expenses	–548	–79	–123	–95	–76	–29
Total	–3,358	–614	–1,456	–652	–373	–130

RESTRUCTURING CHARGES BY SEGMENT

	2015			2014
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	–1,842	–173	–142	–80	–128	–93
Global Services	–691	–419	–600	–122	–81	–32
Of which Professional Services	–175	–140	–435	–85	–63	–25
Of which Network Rollout	–516	–279	–165	–37	–18	–7
Support Solutions	–194	–19	–30	–77	–34	–5
Modems	–12	–3	–32	–	–	–
Unallocated	–5	–	–	–	–	–
Total	–2,744	–614	–804	–279	–243	–130

	2015			2014
Year to date, SEK million	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar

Networks	–2,015	–174	–443	–301	–221	–93
Global Services	–1,110	–419	–835	–235	–113	–32
Of which Professional Services	–315	–140	–608	–173	–88	–25
Of which Network Rollout	–795	–279	–227	–62	–25	–7
Support Solutions	–213	–19	–146	–116	–39	–5
Modems	–15	–3	–32	–	–	–
Unallocated	–5	–	–	–	–	–
Total	–3,358	–614	–1,456	–652	–373	–130

30	Ericsson | Second Quarter Report 2015